UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 22, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Gas Partners, LP- File No. 001-34046
Western Gas Equity Partners, LP- File No. 001-35753

CF#35300

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Western Gas Partners, LP and Western Gas Equity Partners, LP submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to their Forms 10-Q filed on July 26, 2017 and requesting extension of a previous grant of confidential treatment for information they excluded from the Exhibits to their Forms10-K filed on February 26, 2015.

Based on representations by Western Gas Partners, LP and Western Gas Equity Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Company Name	to Form	Exhibit	Filed on	Through
Western Gas Partners, LP	10-Q	10.1	July 26, 2017	December 31, 2027
	10-K	10.23	February 26, 2015	December 31, 2027
Western Gas Equity Partners, LP	10-Q	10.1	July 26, 2017	December 31, 2027
	10-K	10.25	February 26, 2015	December 31, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary